Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2015

Assets	
Cash	**$ 1,517,500**
Restricted cash	**354,368**
Deposit with clearing organization	**75,000**
Commissions receivable	**2,886,970**
Accounts receivable	**195,498**
Prepaid expenses	**140,375**
Total assets	**$ 5,169,711**
Liabilities and stockholders' equity	
Liabilities	
Accounts payable and accrued expenses	**$ 108,343**
Commissions payable	**3,042,742**
Total liabilities	**3,151,085**
Stockholders' equity	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	**100**
Paid-in capital	**50,900**
Retained earnings	**1,967,626**
Total stockholders' equity	**2,018,626**
Total liabilities and stockholders' equity	**$ 5,169,711**

The accompanying notes are an integral part of these financial statements.